UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025 (Report No. 3).

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

On October 29, 2025, IM Cannabis Corp. (the “Company”) announced that Mr. Uri Birenberg, the Company’s Chief Financial Officer, will be stepping down from his position for personal reasons. Mr. Birenberg is expected to continue serving as Chief Financial Officer until January 5, 2026, or such earlier date as may be determined by the Company. Mr. Birenberg’s decision to step down was not the result of any disagreement with the Company on any matter relating to its operations, policies or practices.

This Report of Foreign Private Issuer on Form 6-K, excluding the second and third paragraphs of the press release included as Exhibit 99.1 hereto, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-289571 and 333-288346) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release dated October 29, 2025 “IM Cannabis Announces CFO Departure”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date:	October 29, 2025	By:	/s/ Oren Shuster
		Name:	Oren Shuster
		Title:	Chief Executive Officer and Director